                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2005

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board approves first-quarter 2005 report, drafted for the first time in compliance with the new IAS/IFRS accounting criteria

In application of IAS/IFRS standards, TI Media’s Internet operations (Tin.it and Virgilio), which are being sold to Telecom Italia, have been entered onto the accounts as “discontinued operations”. Operational data from these businesses are no longer consolidated (revenues, EBITDA and operating income), but do contribute to the net result after tax and to the net financial position. In consequence, the operational figures for the Telecom Italia Media Group presented below essentially refer to the television business, APCom and the Buffetti Group.

First-quarter consolidated revenues amounted to €72.4 million,

on underlying growth of 8.1%

Operating income corresponded to -€31.9 million (-€17.2 million for the first quarter of 2004), after the €11.9 million impact on operating income of digital terrestrial startup operations

Net result up 8.5% to -€17.6 million

(-€19.2 million for the first quarter of 2004)

Net profit and positive net financial position forecast at year-end 2005 following the sale of the internet unit to Telecom Italia

Television Unit: dramatic rise in first-quarter 2005 revenues (up 25.8%) and gross advertising revenues (up 21.6%) compared with the first quarter of 2004

MTV: increase in gross advertising revenue (up 20% compared with the first quarter of 2004) outperforms the market

LA7: turnover (32.8%) and audience (2.5%) up on the first quarter of 2004 – the best quarter in recent years

560,000 prepaid smartcards distributed for digital terrestrial football broadcasts as at March 31, 2005; sales trend continues to improve

Buffetti: positive trend continues, with EBITDA of €5.1 million (in line with the first quarter of 2004), and net financial borrowings reduced to €22.7 million (€24.2 million at December 31, 2004)

Rome, May 6, 2005 – Today the Telecom Italia Media (Telecom Italia Group) Board of Directors, chaired by Riccardo Perissich, examined and adopted the Report on results as of March 31, 2005.

Introduction

Telecom Italia Media now drafts its quarterly reports, consolidated half-year report and consolidated annual report in compliance with IAS/IFRS accounting standards. Individual company accounts will be adopting the same standards starting with the 2006 financial year. In order to foster greater clarity in the presentation of the Group accounts, appropriate adjustments and reclassifications have been made to the income, assets and finance data for 2004, in compliance with IAS/IFRS accounting standards and principles; this is to make it easier to compare last year’s figures with the first-quarter 2005 results.

Telecom Italia Media’s €950 million sale of Tin.it and Virgilio has enabled the company to raise the funding it needs to develop its core media business, particularly digital terrestrial television. Digital terrestrial television offers significant growth prospects and requires major investments in infrastructure and content. Under this framework, LA7 recently made deals to take over the nationwide Elefante TV broadcaster, and acquire TV installations and frequencies from license-holder Delta TV.

Telecom Italia Media Group results for the first quarter of 2005

Revenues amounted to €72.4 million, down slightly (2.5%) on the first-quarter 2004 figure of €74.3 million. Organic growth corresponded to 8.1% excluding the negative impact of changes to the consolidation area following the disposal of minor equity interests. The television Unit posted revenue growth of 25.8%.

Telecom Italia Media’s first-quarter 2005 profitability was penalized by digital terrestrial television startup operations, which had a -€11.9 million impact on operating income (compared with a €1.4 million impact on the first quarter of 2004). In consequence, EBITDA for the period corresponded to -€22.2 million (-€12 million for the first quarter of 2004), and operating income amounted to -€31.9 million (-€17.2 million for the first quarter of 2004).

The net result for the first quarter of 2005 posted an 8.5% improvement to -€17.6 million (-€19.2 million for the first quarter of 2004). As stated earlier, this figure benefited from the performance of soon-to-be discontinued Internet operations (a profit of €6.9 million), and by taxes set aside after inclusion under the Telecom Italia consolidated tax return (€8.6 million).

First-quarter investments amounted to €15.3 million: €10.8 million in rights acquisitions, €2.9 million in digital terrestrial development, and €1.6 million in other investments.

Net financial borrowings at March 31, 2005 corresponded to €199.7 million (€170.7 million at December 31, 2004). The increase in borrowings may essentially be ascribed to the investments outlined above (€15.3 million) in digital terrestrial television and in new content necessary to drive audience growth, in addition to cash flow (€17.6 million); these items were partially offset by €3.9 million in proceeds from the disposal of equity holdings.

FIRST-QUARTER 2005 RESULTS BREAKDOWN BY BUSINESS UNIT

TELEVISION

Total Television Unit revenues amounted to €33.2 million, after registering a significant 25.8% increase compared with the corresponding period in 2004 (€26.4 million). Revenues were boosted by a 21.6% rise in gross advertising revenues compared with the first quarter of 2004. Operating income of -€28 million (-€14.5 million for the first quarter of 2004) was impacted predominantly by the higher investments in content necessary to drive audience growth, in addition to the digital terrestrial startup operations cited earlier, which had an €11.9 million effect on operating income (€1.4 million in the first quarter of 2004). Excluding these items, operating income amounted to -€16.1 million (compared with -€13.1 million for the first quarter of 2004).

LA7’s revamp and new content plan, launched last autumn, have achieved significant audience successes. The channel’s average audience share during the first quarter of 2005 was 2.5% (up 15% on the 2.2% figure for the first quarter of 2004). This is the broadcaster’s strongest first-quarter result in recent years. Revenues consequently rose to €19.1 million (up 32.9% compared with €14.4 million for the first quarter of 2004), while gross advertising revenues rose €23.3 million (up 22.8% compared with the first quarter of 2004). In addition to confirming the broadcaster’s tried and tested favourites, new programming has been well received. The network has continued with its tradition of quality international sports coverage, offering the UEFA Cup and Six Nations rugby. This is in addition to the launch of digital terrestrial football coverage, for which sales trends continue to be positive and 560,000 prepaid smartcards were distributed by the end of the quarter.

MTV Italia consolidated and strengthened its position on the Italian advertising market, confirming its status as the number one youth television brand with revenues of €15.8 million (up 22.2% compared with the same period in 2004) and gross advertising revenues of €16.2 million, up 20% on the first quarter of 2004. Advertising revenues significantly outperformed the market as a whole (around 4% according to Nielsen Media Research). MTV Italia is now a multichannel, multimedia network spanning TV, the Internet, satellite and live events, and has recently launched advanced content for mobile phones. The network’s free television market content and commercial position continue to be enhanced, while it expands onto new, non-traditional markets. MTV Italia is also continuing to produce innovative content: on March 21 the network launched its new season “blooming days” initiative, with new content and a new look for the network.

OFFICE PRODUCTS & SERVICES (BUFFETTI)

First-quarter 2005 revenues for the Unit amounted to €37.2 million (€38.2 million for the first quarter of 2004). The difference may principally be ascribed to lower sales of office automation and telephony products and accessories. Despite this decrease, the Unit continues to register a positive trend: EBITDA remained in line with the first quarter of 2004 at €5.1 million, while net financial borrowings decreased to €22.7 million, from €24.2 million at December 31, 2004.

SOON-TO-BE DISCONTINUED OPERATIONS

INTERNET

Internet Business revenues (the Tin.it division and Matrix SpA-Virgilio) for the first quarter of 2005 amounted to €78.4 million, up 4.8% compared with the first quarter of 2004. EBITDA amounted to €17.8 million, up 77.2% compared with the first quarter of 2004.

Tin.it registered first-quarter 2005 revenues of €69.7 million, up 4.5% compared with €66.8 million for the first quarter of 2004. EBITDA reached €16.5 million, up 59.7% compared with the first quarter of 2004. Operating income amounted to €11.8 million, compared with €5.1 million for the corresponding period in 2004. Wi-Fi network rollout continued during the quarter: at March 31, the company supplied 785 hotspots, of which 673 were active and 112 in the process of activation. ADSL customer numbers rose to 320,000, up 72% compared with the first quarter of 2004.

Matrix, which owns the Virgilio Portal and search engine, posted first-quarter 2005 revenues of €10.2 million, a 7.9% improvement on the first quarter of 2004. EBITDA amounted to €1.3 million, a strong improvement on the first-quarter 2004 figure of -€0.3 million, while operating income reached break even, compared with a €1.7 million loss for the first quarter of 2004. At March 31, 2005 Virgilio tallied approximately 15 million unique browsers (up 5% compared with March 31, 2004) and 2.3 billion pageviews (up 18% compared with March 31, 2004).

MANAGEMENT OUTLOOK

The company is set to earn €950 million from the sale of its Internet operations to Telecom Italia, and book a significant capital gain. In consequence, the outlook for 2005 is for a positive result and an improvement in the company’s net financial position.

§§§

The Board of Directors updated the company’s articles of association to reflect recent rule changes introduced for Regulated Markets. In future, shareholders shall no longer be required to produce documentation confirming their participation in the centralized share management system in order to attend Shareholders’ Meetings; a letter from an authorized broker shall suffice.

Media Relations

Telecom Italia Media Press Office

+ 39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5144.8424

www. investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.itù

TELECOM ITALIA MEDIA GROUP CONSOLIDATED BALANCE SHEET

		(in thousand of euro)	03.31.2005 (a)	(*) 12.31.2004 (b)	(*) 03.31.2004	Changes (a-b)
	NON-CURRENT ASSETS					
	Intangible assets					
	- Goodwill and other intangible assets with an indefinite life		163.493	170.722	180.474	(7.229)
	- Intangible assets with a finite life		84.192	77.154	76.508	7.038
			247.685	247.876	256.982	(191)
	Tangible assets					
	- Property, plant and equipment owned		39.178	40.786	35.573	(1.608)
	- Assets held under finance leases		8	10	27	(2)
			39.186	40.796	35.600	(1.610)
	Other non current assets					
	- Equity investments		8.902	9.319	15.316	(417)
	- Financial receivables and other non-current financial assets		1.212	1.256	832	(44)
	- Miscellaneous receivables and other non-current assets		127.127	127.104	2.297	23
			137.241	137.679	18.445	(438)
	Deferred tax assets		55.470	52.187	46.016	3.283
	TOTAL NON-CURRENT ASSETS (A)		479.582	478.538	357.043	1.044
	CURRENT ASSETS					
	Inventories		17.707	16.802	15.645	905
	Trade receivables, miscellaneous receivables and other current assets		172.140	177.618	181.889	(5.478)
	Financial assets					
	- Equity investments		-	-	-	-
	- Securities other than equity investments		-	48	194	(48)
			-	48	194	(48)
	Financial receivables and other current financial assets		179	292	317	(113)
	Cash and cash equivalents		15.559	20.125	94.174	(4.566)
	CURRENT ASSETS NOT HELD FOR SALE SUB TOTAL (B)		205.585	214.885	292.219	(9.300)
(**)	Assets held for sale (C)		191.743	189.658	203.858	2.085
	TOTAL CURRENT ASSETS (D= B+C)		397.328	404.543	496.077	(7.215)
	TOTAL ASSETS (A+D)		876.910	883.081	853.120	(6.171)
	SHAREHOLDERS' EQUITY					
	Shareholders' equity attributable to Parent					
	- Capital (net own shares)		111.108	111.108	93.894	-
	- Reserves (net own shares)		317.756	343.256	472.003	(25.500)
	- Retained earnings (accumulated losses), including profit or loss for the period		(96.556)	(105.728)	(125.282)	9.172
			332.308	348.636	440.615	(16.328)
	Minority interests		13.782	14.978	8.469	(1.196)
	TOTAL SHAREHOLDERS' EQUITY (A)		346.090	363.614	449.084	(17.524)
	NON-CURRENT LIABILITIES					
	Non-current financial liabilities		138	251	1.908	(113)
	Employee severance indemnities and other employee-related reserves		16.161	18.075	19.438	(1.914)
	Reserve for deferred taxes		1.417	69	389	1.348
	Reserve for future risk and charges		13.923	13.378	21.100	545
	Miscellaneous payables and other non-current liabilities		40	40	841	-
	TOTAL NON CURRENT LIABILITIES (B)		31.679	31.813	43.676	(134)
	CURRENT LIABILITIES					
	Current financial liabilities		203.769	177.051	15.649	26.718
	Trade payables, current tax payables, miscellaneous payables and other liabilities		173.975	170.980	185.488	2.995
	CURRENT LIABILITIES NOT HELD FOR SALE SUB TOTAL (C)		377.744	348.031	201.137	29.713
(**)	Liabilities relating to non-current assets held for sale (D)		121.397	139.623	159.223	(18.226)
	TOTAL CURRENT LIABILITIES (E=C+D)		499.141	487.654	360.360	11.487
	TOTAL LIABILITIES (F=B+E)		530.820	519.467	404.036	11.353
	TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES (A+F)		876.910	883.081	853.120	(6.171)

(*) The historical data have been rectify to continuation of the application of the IAS; moreover (**) the activities and passivities of the B.U. Internet to the sale have been classified in the specific lines.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 6th, 2005

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer